Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

SANOFI unveils EUROAPI as the name of the new industry leading European API* company and appoints Karl Rotthier as its future Chief Executive Officer

*	The new company[1] will be the largest API player in the European Union, with approximately €1 billion in expected sales by 2022
*	Karl Rotthier joins Sanofi as EUROAPI Chief Executive Officer and further lead the creation of this new Europe-based industry champion
*	EUROAPI will help securing significant API manufacturing and supply capacities that are critical for patients in Europe and beyond
*	An IPO on Euronext Paris will be evaluated for 2022 - subject to market conditions

PARIS - January 12th, 2021 - Sanofi chooses EUROAPI as the name for the future leading European company dedicated to the development, production and marketing of active pharmaceutical ingredients (API).

EUROAPI will represent the “made in Europe” API state-of-the-art industrial capabilities and technologies, with approximately €1 billion in expected sales by 2022. It will rank number 1 in small molecules API, and number 2 on the global API market2. Addressing recent increasing medicine shortages that critically impact patient care, EUROAPI will ensure additional API supply capacities for Europe and beyond, and help balancing the industry’s heavy reliance on API sourced from other regions.

Sanofi also announces the appointment of Karl Rotthier as the EUROAPI future Chief Executive Officer, effective January 18th. Karl Rotthier, 53 years old, is a seasoned leader with a strong API business experience. He was most recently the Chief Executive Officer of Centrient Pharmaceuticals, and had the opportunity throughout his 29-years international career in the Netherands, Germany, Austria, Belgium and Singapore, to also drive operational carve-outs and spin-offs.

Karl will lead the creation of EUROAPI together with the new company Management Team towards its growth ambitions. EUROAPI will employ 3,200 skilled employees and be headquartered in France. A planned IPO on Euronext Paris would be evaluated with a decision expected by 2022, subject to market conditions.

[1]	Subject to consultation with social partners and works councils
[2]	Source: company estimates based on comparison with data published in annual reports of major API companies

Philippe Luscan, Executive Vice President, Global Industrial Affairs at Sanofi, said: “We are very pleased today to unveil EUROAPI and welcome Karl to lead this future industry champion, as it gives further substance to our ambitious project. Sanofi is fully committed to the new company’s success, including by establishing a long-term customer relationship with EUROAPI and holding a minority stake of approximately 30% in it. To provide the optimal conditions for success, Sanofi intends the new company to be debt free in order to maximize its future investment capacities.”

Karl Rotthier, future CEO of EUROAPI emphasizes: “I am particularly delighted to join EUROAPI and look forward to working with my colleagues in creating an agile, stand-alone company, able to unlock its growth potential in a market sustainably growing at a pace of 6% per year3. Building on a strong industrial legacy built over decades and broad expertise and experience, EUROAPI would help secure a greater stability in supplying quality drugs to millions of patients worldwide.”

The project announced by Sanofi in February 2020, consists of creating a standalone company which will combine Sanofi’s API commercial and development activities with six of its European production sites: Brindisi (Italy), Frankfurt Chemistry (Germany), Haverhill (UK), St Aubin les Elbeuf (France), Újpest (Hungary) and Vertolaye (France). EUROAPI will have significant competitive strengths, including a broad portfolio of 200 APIs with both volume and niche products, high standards of quality and industrial means, competitive pricing and technologies across Europe, and will leverage an extensive commercial network covering more than 80 countries.

*About Active Pharmaceutical Ingredients (API)

Active pharmaceutical ingredients or APIs are the chemicals or biologicals which have a beneficial therapeutic effect in a medicine. These are the essential molecules used in the composition and the production of any drug.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

[3]

Source: Future growth estimate based on expert interviews and Technavio Report “Active Pharmaceutical Ingredients Market by Manufacturing Type and Geography – Forecast and Analysis 2020-2024”, Dec. 2019

Media Relations Ashleigh Koss Tel: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com

Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Yvonne Naughton

Investor Relations Contacts North America

Felix Lauscher

Fara Berkowitz

Suzanne Greco

IR main line:

Tel.: +33 (0)1 53 77 45 45

investor.relations@sanofi.com

https://www.sanofi.com/en/investors/contact

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.